21004708

SEC
Mail Processing
Section
AUG 3 1 2021
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/17/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RealBlocks Private Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43 W 23rd Street, 4th Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michele Silvestro (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Ste 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lowell Scott Brooks III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RealBlocks Private Securities, Inc., as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lowell Scott Brooks III
Signature

Chief Executive Officer
Title

SEE ATTACHED NOTARY CERTIFICATE & SEAL

Lissette Flores-Aponte
Notary Public

*This report ** contains (check all applicable boxes):*

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGMENT

State/Commonwealth of FLORIDA)
)
☐ City ☑ County of Lake)

On 08/26/2021 before me, Lissette Flores-Aponte,
Date / Notary Name

personally appeared Lowell Scott Brooks III
Name(s) of Signer(s)

☐ personally known to me **-- OR --**

☐ proved to me on the basis of the oath of ______________________ **-- OR --**
Name of Credible Witness

☑ proved to me on the basis of satisfactory evidence: driver_license
Type of ID Presented

to be the individual(s) whose name(s) is (are) subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies) and by proper authority, and that by his/her/their signature(s) on the instrument, the individual(s), or the person(s) or entity upon behalf of which the individual(s) acted, executed the instrument for the purposes and consideration therein stated.

WITNESS my hand and official seal.

NOTARY PUBLIC · STATE OF FLORIDA
LISSETTE FLORES-APONTE
Notary Public - State of Florida
Commission # HH 25598
Expires on July 30, 2024

Notary Public Signature: Lissette Flores-Aponte

Notary Name: Lissette Flores-Aponte

Notary Commission Number: HH 25598

Notary Commission Expires: 07/30/2024

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A- 5

Document Date: ~~08/26/2021~~ Number of Pages (w/ certificate): 3

Signer(s) Other Than Named Above: Lowell Scott Brooks III

Capacity(ies) Claimed by Signer(s)	**Capacity(ies) Claimed by Signer(s)**
Signer's Name: Lowell Scott Brooks III	Signer's Name: ______________
☐ Corporate Officer Title: ______	☐ Corporate Officer Title: ______
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator	☐ Trustee ☐ Guardian of Conservator
☐ Other: ______________	☐ Other: ______________
Signer Is Representing: ______________	Signer Is Representing: ______________

RealBlocks Private Securities, Inc.

Statement of Financial Condition

As of June 30, 2021

Contents

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Stockholder's of RealBlocks Private Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RealBlocks Private Securities, Inc., (the "Company"), as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2021.

Woodbury, NY
August 26, 2021

Mazars USA LLP is an independent member firm of Mazars Group.

Statement of Financial Condition
June 30, 2021

ASSETS		
Cash and cash equivalents	$	121,650
Prepaid expenses and other assets		5,307
TOTAL ASSETS	$	126,957
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to Parent	$	14,527
TOTAL LIABILITIES	$	14,527
Stockholder's Equity		
Common Stock, $0.0001 par value, 1,000 shares authorized issued and outstanding	$	-
Additional paid-in-Capital		400,000
Accumulated deficit		(287,570)
TOTAL STOCKHOLDER'S EQUITY		112,430
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	126,957

See accompanying Notes to Financial Statement

Notes to Financial Statement
June 30, 2021

1. Organization and Nature of Business

RealBlocks Private Securities, Inc. (The "Company"), incorporated under the laws of the state of Delaware on October 24, 2019 is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), effective July 17, 2020. The Company does not clear trades nor carry customer accounts. The Company is located in New York. The Company's primary business activity is private placement of securities. The Company is a wholly owned subsidiary of Envexergy Inc.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking accounts held at financial institutions. At June 30, 2021, the Company has no cash equivalents.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. Each private placement transaction engagement will be separately negotiated. The relevant documents will be drafted by counsel. These documents will allow the Company to assess the performance obligations required to be met in order to earn revenue. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Income Taxes
The Company's method of accounting for income taxes conforms with FASB ASC 740.

The provision for income taxes varies from the expected federal statutory rate primarily as a result of a full valuation allowance assessed at June 30, 2021.

This method requires the recognition of deferred tax assets and liabilities for the expected future tax considerations of temporary differences between the financial reporting basis and tax basis of assets and liabilities as well as net operating loss carry forwards. Management regularly assesses the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not a deferred tax asset will not be realized, a valuation allowance is established.

The Company's federal and state income tax returns are subject to possible examination by the tax authorities until the expiration of the related statute of limitations of those tax returns. In general, tax returns have a three year statute of limitations. The Company's tax returns since remain open to review by the appropriate jurisdictions. There were no uncertain positions as of June 30, 2021.

The Company has available at June 30, 2021, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a net deferred tax asset of approximately $97,764, 34% times net loss for tax purposes of $(287,540). Net Operating Losses incurred in 2021 are carried forward indefinetly, they do not expire. As of June 30, 2021 the Company recognized a valuation allowance in the amount of $97,764 that fully offsets the deferred tax asset.

3. Related Party Transactions
The Company has entered into an expense sharing agreement with Envexergy, the Company's parent. The terms of the expense sharing agreement provide that any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to the parent at cost. Expenses recorded for services provided on behalf of the Company were $189,519 as of June 30, 2021. As of June 30, 2021, $14,527 was due and payable to the parent.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At June 30, 2021, the Company had net capital of $107,123 which was $102,123 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 13.56%.

5. Coronavirus Disease ("Covid-19 Pandemic")

The Company continues to monitor the effects of the COVID-19 Pandemic both on a national level as well as regionally and locally and is responding accordingly. In addition, the Company provides frequent communications to clients, employees, and regulators. The Company's ability to avoid significant business disruptions is reliant on the continued ability to have the vast majority of employees work remotely. To date, there have been no significant disruptions to the Company's business or control processes as a result of this dispersion of employees. Recent outbreaks in various states indicate that COVID-19 will continue to impact the economy and, by extension, the Company's business, well into 2021. The Company currently anticipates that its employees will continue to work remotely for the indefinite future.

Notes to Financial Statement
June 30, 2021

6. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2021 and August 26, 2021, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.